Bontan Corporation Inc.

47 Avenue Road, Suite 200

Toronto, ON, M5R 2G3 Canada

VIA EDGAR

July 15, 2005

U.S. Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C.  20549-0405

Re:

Bontan Corporation Inc.

Amendment Withdrawal Request

SEC File No. 333-123533

Ladies and Gentlemen:

We hereby request that the following amendments to our Registration Statement on Form F-3, SEC File No. 333-123533, filed March 23, 2005, be withdrawn as soon as possible:

1.

Our Amendment No. 1 to our Form F-3 filed May 12, 2005 which was incorrectly coded as F-3DPOS.

2.

Our Amendment No. 2 to our Form F-3 filed May 16, 2005, which was incorrectly coded as F-3DPOS.

3.

Our Amendment No. 3 to our Form F-3 filed May 20, 2005, which was incorrectly coded as F-3DPOS.

4.

Our Post Effective Amendment No. 1 filed July 8, 2005, incorrectly coded as F-3DPOS.

5.

Our Post-Effective Amendment No. 2 filed July 8, 2005, correctly coded as POS AM but which was filed in error.

By this filing the Company is attempting to correct all prior filings made with incorrect EDGAR submission codes or filing which were inadvertently filed with respect to its Form F-3.

Very truly yours,

BONTAN CORPORATION INC.

By: /s/ Kam Shah___________________

       Kam Shah

      Chief Executive Officer